January 5, 2009

VIA EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. William J. Kearns, Staff Accountant

Re:         Tia I, Inc.
Item 4.01 Form 8-K
Filed December 23, 2008
File No. 000-52285

Dear Mr. Kearns:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 24, 2008, addressed to Mr. Xiqun Yu, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form 8-K.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended its Current Report on Form 8-K/A accordingly. Where applicable, the revised pages or sections of the Form 8-K/A have been referenced.

Form 8-K filed December 23, 2008

1.
Please revise to clearly state the period where there were no disagreements or reportable events with your former accountants (i.e. two most recent fiscal years and through the date of the dismissal (December 17, 2008) in accordance with Item 304(a)(iv) of Regulation S-K.

Response:

Please see the revisions to the Form 8-K/A.

2.
Please file an updated letter from Marcum & Kliegman LLP as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K.  This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

61 Broadway New York , New York   10006   212-930-9700   212-930-9725 Fax
www.srff.com

Response:

The letter was in fact filed with the Company’s previous filing on Form 8-K but it was erroneously filed as Exhibit 16 instead of Exhibit 16.2 by the Edgar agent.  Please see Exhibit 16.2 in the corrected Form 8-K/A.

In connection with responding to the SEC’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/s/ Benjamin Tan
Benjamin Tan, Esq.

61 Broadway New York , New York   10006   212-930-9700   212-930-9725 Fax
www.srff.com